02014943

P.E. 1/31/02

RECEIVED FEB 15 2002

PROCESSED FEB 22 2002 THOMSON FINANCIAL

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

the Securities Exchange Act of 1934

For the month of January

Rio Narcea Gold Mines, Ltd.
(Translation of registrant's name into English)

Avda. del Llaniello - 13 - Bajo 33860 Salas, Asturias, Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F_________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_________ No_________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rio Narcea Gold Mines, Ltd.
(Registrant)

Date: January 18, 2002

By: [signature]
[Print] Name: A. Lavandeira
Title: President & CEO

KAK/master forms/form 6-K

RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com

NEWS RELEASE

January 17, 2002 Trading Symbol: TSE: RNG

RIO NARCEA ANNOUNCES AGUABLANCA SCOPING STUDY RESULTS AND FEASIBILITY STUDY PROGRESS

(All figures are reported in U.S. dollars)

Toronto – Rio Narcea Gold Mines, Ltd. ("Rio Narcea") is pleased to announce the results of an internal scoping study on the economic potential of the Aguablanca nickel-copper-PGM project located in southwestern Spain. The preliminary study results indicate the deposit to be a robust project with strong economics at low metal prices with an after tax internal rate of return (IRR) exceeding 15% at $1.80 per pound nickel and $0.72 per pound copper. Using a consensus of long-term price estimates of $2.70 per pound nickel and $0.77 per pound copper, the open pit resource has an approximate after tax net present value (NPV) of $100 million at a 5% discount factor with a 35% IRR. Rio Narcea has engaged the services of MDM of South Africa to lead and supervise the Aguablanca bankable feasibility study that is in progress and expected for completion during the second quarter of this year.

Aguablanca Resource Estimate

The resource estimate is based on 32,000 meters of drilling conducted by Rio Tinto Minera and Presur (previous owners) from 1993 to 1996. Limited underground development was also completed to obtain bulk ore samples for pilot plant testwork. The mineralized resource estimate is summarized as follows:

Mineral Resources

		Grade Contained (@ 0.2% nickel cut-off)				
	Tonnes (000's)	**Nickel (%)**	**Copper (%)**	**PGM (g/t)**	**Au (g/t)**	**Co (ppm)**
Measured resources	8,114	0.67	0.49	0.60	0.15	225
Indicated resources	10,398	0.66	0.49	0.61	0.15	222
Total	18,512	0.67	0.49	0.61	0.15	223
Inferred resources	9,888	0.66	0.49	0.67	0.17	213

Notes:
1. The mineral resources have been calculated and reported using the Rio Tinto model in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. The calculations were prepared by an independent resource consultant, Alan Noble of O.R.E. Reserves Engineering, with the assistance of Rio Narcea employees in accordance with the standards set out in National Instrument 43-101.
2. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Preliminary Economic Model

Based on the resource estimates obtained from the model of Rio Tinto Minera and subsequent geological, geotechnical and metallurgical studies, the Company evaluated several operating alternatives for Aguablanca. Open pit scenarios with potentially mineable resources range from 15 to 22 million tonnes, depending on metal price combinations. The current base case project is designed as a 1.5 million tonne per year open pit mining operation producing a nickel/copper concentrate with PGM credits. The economic parameters of the scoping base case study are as follows:

Measured, indicated and inferred in-pit resources	17 Mt @ 0.7% Ni, 0.5% Cu, 0.6 g/t PGM
Open pit mine life:	11 years
Production:	1.5 Mt/year
Stripping ratio:	2.9/1
Capital expenditures	$52 million

At $2.70/lb Ni price and $0.77/lb Cu price:	
Average Ni cash costs net of by-products	$0.80/lb
Base case after-tax NPV @ 5%:	$97 million
IRR % (after tax):	35%

Note: Exchange rate 175 Pts/$US (€1.05/$US)

The Aguablanca project has some very favorable aspects:

- Outcropping mineralization and low strip ratio
- Potential to expand open pit operation
- High-grade drill intercepts at depth
- Excellent regional exploration potential in land controlled by Rio Narcea
- Excellent infrastructure and nearby power supply
- Immediate access to a major highway connecting to the ports of Seville and Huelva
- Experienced workforce available
- Supportive local and regional communities
- No significant permitting delays expected
- Significant capital incentives available for investments

The scoping study prepared by Rio Narcea is preliminary in nature in that it utilizes measured, indicated and inferred resources to test the economic viability of the project. The company has used both in-house personnel and independent consultants to evaluate the different parameters used in the study including metallurgical work, geological modeling, capital and operating cost estimations, geotechnical studies, mine production design, environmental and base line studies and restoration plans.

Update on the Bankable Feasibility Study

The feasibility study, lead and supervised by MDM, is expected to be completed by early June. The Company is currently conducting an infill drilling program on a 25-meter grid to estimate the reserves for the first three years of production. The program also includes geophysical studies and limited deep drilling to investigate the underground potential of the project. The drilling program and sampling protocol are managed by qualified Rio Narcea professionals under the direction of Eugene Spiering, Vice President of Exploration, who is an appropriately Qualified Person as defined by National Instrument 43-101 (Standards of Disclosure for Mineral projects).

The Rio Narcea technical team is integrating assay results and geologic data into a revised 3D model. This new model will provide the geologic framework for the bankable feasibility study. Metallurgical test work on representative core and bulk samples is being conducted by Mintek Laboratories in South Africa, supervised by MDM and Rio Narcea. Environmental and tailings studies have been awarded to Knight Piesold. Other specialists are currently working on marketing, mine engineering, geotechnical and geological studies.

The Company believes that subject to a positive outcome of the bankable feasibility study, the deposit could be brought to production as early as mid-2003.

Project Upside and Exploration Potential

The economic potential of Aguablanca is not limited to the area of the planned open pit. Near-surface mineralization occurs within a 300-meter diameter pipe along the northern margin of a much larger gabbro intrusive. The intrusive outcrops over an area of approximately 2.3 square kilometers and is thought to be a magma chamber with significant potential for semi-massive to massive nickel sulfide mineralization concentrated at the lower contact. Each of the three deep holes drilled by the previous owners, testing a deeper portion of the chamber, intercepted an average of 50 meters grading 1.1% nickel, 1.0% copper, and 0.8 g/t platinum and palladium. These intercepts were not included in the resource model of the project. No holes have yet encountered the base of the magma chamber. The mineralized intercepts in each of the deep holes are truncated by near vertical, post-mineral faults that may have dropped the bottom of the chamber to a deeper level.

Aguablanca may be the first deposit of a potential new nickel sulfide district in the southern Iberian peninsula. Rio Narcea controls more than 6,200 square kilometers along the northwest trending Ossa Morena antiform with numerous gabbro outcrops in a geologic setting similar to Aguablanca. To guide an aggressive regional exploration program during the upcoming months, the Company has compiled a GIS database of assays from more than 20,000 stream and soil samples, together with extensive airborne geophysical surveys from early work in the Ossa Morena area.

A slide presentation including photos of the project, a diagrammatic block model of the deposit and graphs of the preliminary economic study results is posted on the Company's website at www.rionarcea.com, under Development Projects - Aguablanca.

Rio Narcea Gold Mines, Ltd. is a mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company produces gold at its 100%-owned El Valle and Carlés mines and is currently permitting its Corcoesto gold project and conducting a bankable feasibility study on its Aguablanca nickel-copper-PGM deposit.

For further information contact:

Alberto Lavandeira
President and CEO
Tel: (34) 98 583 1500
Fax: (34) 98 583 2159

Laurie Gaborit
Manager, Investor Relations
Tel: (416) 686 0386
Fax: (416) 686 6326

gold@rionarcea.com
www.rionarcea.com

Cautionary Note to US investors:
All resources reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The Securities and Exchange Commission recognizes only the reserve classification "proven" and "probable," as defined by Industry Guide 7 and does not permit the use of the term "resource(s)."